Exhibit 99.1

TowerJazz Reports Highest Ever Quarterly and Full Year 2014 Revenues
with Strong Organic Growth and Betterment of all Financial Metrics

Greater than 2X Increase Year over Year EBITDA and GAAP Gross Profit in the
Fourth Quarter with Continuous Growth throughout the Year

MIGDAL HAEMEK, ISRAEL – February 23, 2015 – TowerJazz (NASDAQ: TSEM & TASE: TSEM) today reports results for the fourth quarter and full year of 2014 ended December 31, 2014.

Highlights

•	Fourth quarter revenues at a record $235 million, up 75% year over year, including 23% organic growth (non-Micron and non-Panasonic); number one in pure play foundry year over year growth;
•
6 point, or 20%, sequential non-GAAP gross profit margin improvement on top of 3 point, or 11%, of third quarter improvement yielding 36% or $84 million fourth quarter vs. $46 million in the fourth quarter of 2013;

•	Improvement in quarterly non-GAAP operating profit and EBITDA from $28 million to $56 million year over year;
•	2014 record revenues of $828 million, up 64% year over year resulting in GAAP net profit, including the net gain from TPSCo acquisition;
•	“Organic” (excluding Micron and Panasonic) top 10 customers’ 2014 revenue growth of approximately 34% over 2013, consistent with 32% growth in the fourth quarter 2014 vs. fourth quarter of 2013;
•	End of year cash balance of $187 million as compared to $123 million as of December 31, 2013;

Fourth Quarter Results Overview

Revenues for the 2014 fourth quarter were a record $235 million reflecting 77% growth as compared to the first quarter of 2014. Revenues are 4% higher than the previous quarter and slightly higher than the second quarter of 2014, which was the last quarter to include revenues from Micron, demonstrating full replacement of Micron’s revenues.

Revenues from organic top 10 customers (excluding Micron and Panasonic) represented a growth of approximately 32% over the fourth quarter 2013.

On a non-GAAP basis, as described and reconciled in the tables below, gross profit for the fourth quarter of 2014 was $84 million, reflecting 36% gross margin. This is an improvement of 83% as compared to $46 million gross profit in the fourth quarter of 2013, an increase of 6 margin points in the gross margin from 30% in the prior quarter, and an increase of 9 margin points in the gross margin from 27% in the second quarter of 2014.

EBITDA for the fourth quarter was $56 million, higher than $28 million in the fourth quarter of 2013 and $37 million in the previous quarter.

On a non-GAAP basis, net income for the quarter was $46 million or 20% net profit margins, significantly higher than $19 million or 14% net margin reported in the fourth quarter of 2013 and $31 million, or 14% net margin reported in the previous quarter.

On a GAAP basis, gross profit for the fourth quarter of 2014 was $38 million as compared to $9 million gross profit in the fourth quarter of 2013. Operating profit on a GAAP basis was $28 million for the fourth quarter of 2014 as compared to the $12 million operating loss reported in the fourth quarter of 2013.

Net income on a GAAP basis for the quarter was $0.6 million, or $0.01 earnings per share, compared with a net loss of $30 million or $0.62 loss per share in the fourth quarter of 2013, and a net loss of $19 million or $0.37 loss per share in the previous quarter.

Full Year 2014 Financial Results

Revenues for 2014 were a record $828 million reflecting 64% growth, as compared to $505 million revenues in 2013. Revenues from the top 10 organic customers, excluding Micron and Panasonic, grew by 34% over 2013.

On an adjusted non-GAAP basis, gross profit and operating profit for 2014 were $259 million and $154 million as compared with $163 million and $90 million, respectively, in 2013.

EBITDA for 2014 was $154 million, significantly higher than $89 million recorded in 2013.

On an adjusted non-GAAP basis, net income for the full year was $128 million, or $2.46 earnings per share, more than doubled 2013 results of $56 million.

Net profit for the year on a GAAP basis was $4 million, or $0.08 earnings per share. GAAP net profit for the year includes: (i) $166 million gain calculated under GAAP from the acquisition of TPSCo derived from the high value assigned to Tower’s stake in TPSCo; (ii) one-time non-cash allowance of $55 million resulting from the cessation of the Nishiwaki fab operations in Japan in the course of our organization of our Japanese business, reflecting mainly non-cash fixed-assets impairment; and (iii) non-cash other financing expenses of $55 million, net, comprised primarily of non-cash amortization and  accretion related to debentures calculated in accordance with GAAP.

Net profit under International Financial Reporting Standards rules (“IFRS”) was approximately $25 million for the year ended December 31, 2014 as compared with approximately $4 million under US GAAP, and earnings per share was $0.48 per share under IFRS as compared with $0.08 per share under US GAAP. The main difference between US GAAP and IFRS accounting principles as far as relates to the Company’s statement of operations for this reporting period is the different treatment of financial instruments affecting financing expenses, net. During the comparable year ended December 31, 2013, net profits and EPS were similar under the two accounting methods.

Cash and deposits on December 31, 2014 were $187 million as compared to $123 million on December 31, 2013. The increased cash balance during the year was attributed mainly to $159 million cash generated from operating activities excluding interest payments of $34 million; investments of $99 million in fixed assets, net; repayment of $51 million of debt; proceeds from exercise of options and bond issuance of $20 million; $58 million of cash in TPSCo associated with its establishment as of March 31, 2014; and a receipt of $86 million loan from JA Mitsui bank that was used to repay the bridge loan previously received from Panasonic; in addition, funds received from Nishiwaki assets’ sale, net of Japanese employee retirement related payments, amounted to $13 million.

Shareholders' equity as of December 31, 2014 was $196 million, an increase as compared to $141 million as of December 31, 2013.

Business Outlook

TowerJazz expects revenues for the first quarter of 2015 ending March 31, 2015 to be $225 million with an upward or downward range of 5%, representing approximately 70% year over year revenue growth as compared to the first quarter of 2014.

Chairman and CEO End of Year and Forward Looking Reflections

Mr. Amir Elstein, TowerJazz Chairman of the Board, stated: "Our strong results during 2014 were well appreciated as demonstrated by strong increase of shareholders value. Our stated vision is ‘to be the world leader in specialty foundry solutions as measured by our customers, employees and investors’. This past year realized substantial gain for each of the above measurements. Through the strategic acquisition of TPSCo., and the new partnership with Panasonic, we (1) gained a long term large, analog system leader/partner in Panasonic, (2) substantially grew an impassioned employee base, (3) secured needed capacity to support core growth of both first tier segment leader providers and multiple smaller providers with ideas and products that target share gain through novel market entries, (4) gained incremental technological capabilities through providing certain Panasonic developed flows as foundry offerings, and (5) added 300mm industry leading, high end CMOS Image Sensors capabilities. In addition, we demonstrated strong core revenue growth across multiple business units, having strengthened and increased the number of long term customer strategic partnerships.

 Mr. Elstein concluded, “We are successfully delivering on our strategy to build an increasingly profitable, fast growing and world leading specialty semiconductor foundry. I very much look forward to the journey ahead continuing our strong performance in 2015 and beyond.”

Mr. Russell Ellwanger, Chief Executive Officer of TowerJazz, commented, “2014 has been a most significant year for us; strategically, tactically and financially. We recorded our highest revenues ever - the number one year over year growth of all foundries, with strong and growing margins, and continued strength in our financial ratios.  While taking several strategic actions, such as TPSCo acquisition, together with a strong mid 20% core organic growth, we created a firm foundation for continued growing performance. We saw great boost with the number of masks entering into our non-TPSCo fabs, a 41% increase as compared to last year, on top of a substantial increase in design wins. This record fab mask entry, when coupled with 2015 operational execution, will provide assurance of continued market leading growth performance with associated upward movement in margins. As an indicator of serving our customers well and having a correct mix of partners,  our revenue growth from our top ten customers (excluding Micron and Panasonic) was at 34% as compared to the revenue from these same customers in 2013; and very significant, these customers represent diverse markets and are served by each of our top four business units. Such growth numbers are only achieved by serving customers who are giving us a major portion of their market share within strong industry growth segments. In having added new technologies and capabilities to expand existing and create new market application spaces, for example, our joint press release with FLIR regarding infra red capability for IOS and Android smart phones, we certainly have entered 2015 with great reasons to deliver an optimistic outlook.”

Ellwanger continued, “We began 2014 with non-GAAP gross profit of $44 million. Upon announcing the creation of TPSCo, second quarter saw an immediate increase to $62 million. Our strong organic growth and operational yielded an increase in our margins to 36% of non-GAAP gross profit or a total of $84 million in the fourth quarter of 2014, having almost doubled the gross profit since the first quarter of the year. Based upon the very high increase in masks entering our non-TPSCo factories, and the forecasted TPSCo third party production revenues for the second half of 2015, we target to achieve annualized non-GAAP gross profit in the fourth quarter of about $400 million.”

Teleconference and Webcast

TowerJazz will host an investor conference call today, February 23, 2015, at 10:00 a.m. Eastern time (9:00 a.m. Central time, 8:00 a.m. Mountain time, 7:00 a.m. Pacific time and 5:00 p.m. Israel time) to discuss the Company’s financial results for the fourth quarter and full year 2014 and its first quarter 2015 outlook.

This call will be webcast and can be accessed via TowerJazz’s website at www.towerjazz.com., or by calling: 1-888-668-9141 (U.S. Toll-Free), 03-918-0609 (Israel), +972-3-918-0609 (International).   For those who are not available to listen to the live broadcast, the call will be archived for 90 days.

As previously announced, beginning with the second quarter of 2007, the Company has been presenting its financial statements in accordance with U.S. GAAP.  This release, including the financial tables below, presents other financial information that may be considered "non-GAAP financial measures" under Regulation G and related reporting requirements promulgated by the Securities and Exchange Commission as they apply to our company. These non-GAAP financial measures exclude (1) depreciation and amortization, (2) compensation expenses in respect of options granted to directors, officers and employees, (3) Nishiwaki Fab restructuring costs and impairments, (4) amortization related to a lease agreement early termination, (5) TPSCo pre-merger costs, (6) financing expenses, net other than interest accrued, such that non-GAAP interest expenses and other financial expenses, net include only interest accrued during the reported period, whether paid or payable, (7) Gain from acquisition and (8) income tax expense, such that non-GAAP income tax expense include only taxes paid during the reported period on a cash basis. Non-GAAP financial measures should be evaluated in conjunction with, and are not a substitute for, GAAP financial measures. The tables also present the GAAP financial measures, which are most comparable to the non-GAAP financial measures as well as reconciliation between the non-GAAP financial measures and the most comparable GAAP financial measures.  As applied in this release, the term Earnings Before Interest Tax Depreciation and Amortization (EBITDA) consists of loss, according to U.S. GAAP, excluding amortization related to a lease agreement early termination, Nishiwaki Fab restructuring costs and impairment, TPSCo pre-merger costs, gain from acquisition, interest and financing expenses (net), tax, depreciation and amortization and stock based compensation expenses. EBITDA is not a required GAAP financial measure and may not be comparable to a similarly titled measure employed by other companies.  EBITDA and the non-GAAP financial information presented herein should not be considered in isolation or as a substitute for operating income, net income or loss, cash flows provided by operating, investing and financing activities, per share data or other income or cash flow statement data prepared in accordance with GAAP and is not necessarily consistent with the non-GAAP data presented in previous filings.

Since the initial listing of the Company on NASDAQ in the United States of America, Tower has followed accounting principles of the US GAAP, both for internal as well as external purposes, and since 2007 its main reporting was under US GAAP. In order to provide full disclosure, and since the Company that was an affiliate of Israel Corporation, Ltd., a public holding company traded in TASE, reporting under International Financial Reporting Standards rules (“IFRS”), during the years before and including 2014, and has become in 2015 an affiliate of Kenon Holdings, LTD, a public holding company traded in NYSE and TASE reporting under the IFRS, the company is hereby adding the IFRS main results and main financial statements in addition to US GAAP financials on a voluntary basis. The Company will provide detailed reconciliation results in the full financial statements from U.S. GAAP to IFRS (condensed balance sheet, statement of operations and additional information). IFRS differs in certain significant aspects from U.S. GAAP. The primary differences between US GAAP and IFRS related to the Company is the accounting for financial instruments, primarily the company’s debentures.

About TowerJazz

Tower Semiconductor Ltd. (NASDAQ: TSEM, TASE: TSEM) and its fully owned U.S. subsidiary Jazz Semiconductor, Inc. operate collectively under the brand name TowerJazz, the global specialty foundry leader. TowerJazz manufactures integrated circuits, offering a broad range of customizable process technologies including: SiGe, BiCMOS, mixed-signal/CMOS, RF CMOS, CMOS image sensor, integrated power management (BCD and 700V), and MEMS. TowerJazz also provides a world-class design enablement platform for a quick and accurate design cycle as well as Transfer Optimization and development Process Services (TOPS) to IDMs and fabless companies that need to expand capacity.

To provide multi-fab sourcing and extended capacity for its customers, TowerJazz operates two manufacturing facilities in Israel (150mm and 200mm), one in the U.S. (200mm) and three additional facilities in Japan (two 200mm and one 300mm) through TowerJazz Panasonic Semiconductor Co. (TPSCo), established with Panasonic Corporation of which TowerJazz has the majority holding. Through TPSCo, TowerJazz provides leading edge 45nm CMOS, 65nm RF CMOS and 65nm 1.12um pixel technologies.  For more information, please visit www.towerjazz.com and www.tpsemico.com.

CONTACTS:
Noit Levi | TowerJazz | +972 4 604 7066 | Noit.levi@towerjazz.com
GK Investor Relations | Kenny Green, (646) 201 9246  | towerjazz@gkir.com

This press release includes forward-looking statements, which are subject to risks and uncertainties. Actual results may vary from those projected or implied by such forward-looking statements and you should not place any undue reliance on such forward-looking statements. Potential risks and uncertainties include, without limitation, risks and uncertainties associated with: (i) maintaining existing customers and attracting additional customers, (ii) cancellation of orders, (iii) failure to receive orders currently expected, (iv) the cyclical nature of the semiconductor industry and the resulting periodic overcapacity, fluctuations in operating results and future average selling price erosion, (v) material amount of fixed costs, debt and other liabilities, a large portion of which are due for payment in the coming two years, and having sufficient funds to satisfy our fixed costs, debt obligations and other short-term and long-term liabilities on a timely basis, or to execute debt re-financing, restructuring and/or fundraising to enable the service of these debt and other liabilities, (vi) operating our facilities at high utilization rates which is critical in order to cover a portion or all of the high level of fixed costs associated with operating a foundry, and our debt, in order to improve our results, (vii) our ability to satisfy the covenants stipulated in our agreements with our lenders, banks and bond holders, (viii) our ability to capitalize on the demand for our foundry services, including the ability to operate our fabs at very high utilization rates, (ix) meeting the conditions set in the approval certificates received from the Israeli Investment Center under which we received a significant amount of grants in past years, (x) our ability to accurately forecast financial performance, which is affected by limited order backlog and lengthy sales cycles, (xi) the purchase of equipment to increase capacity, the completion of the equipment installation, technology transfer and raising the funds therefor, (xii) the concentration of our business in the semiconductor industry,(xiii) the effect of financial instruments’ accounting  treatment under US GAAP on non-cash other financing expenses, net included in our statement of operations, primarily the impact of amortization,  accretion and acceleration thereof as a result of debentures Series F conversion to shares which can increase our non-cash other financing expenses by up to $65 million and reduce net profits (while reducing such expenses and improving profitability in the future periods thereafter),however, will improve shareholders’ equity and reduce liabilities, all in accordance with US GAAP, ASC 470 (formerly EITF 98-5 and EITF 00-27), and such accelerated accretion and amortization of the Beneficial Conversion Feature created in 2012; (xiv) product returns, (xv) our ability to maintain and develop our technology processes and services to keep pace with new technology, evolving standards, changing customer and end-user requirements, new product introductions and short product life cycles, (xvi) competing effectively, (xvii) achieving acceptable device yields, product performance and delivery times, (xviii) possible production or yield problems in our wafer fabrication facilities, (xix) our ability to manufacture products on a timely basis, (xx) our dependence on intellectual property rights of others, our ability to operate our business without infringing others’ intellectual property rights and our ability to enforce our intellectual property against infringement, (xxi) our ability to fulfill our obligations and meet performance milestones under our agreements, including successful execution of our agreement with an Asian entity signed in 2009, (xxii) retention of key employees and recruitment and retention of skilled qualified personnel, (xxiii) exposure to inflation, currency exchange and interest rate fluctuations and risks associated with doing business locally and internationally, (xxiv) fluctuations in the market price of our traded securities may adversely affect our reported GAAP non-cash financing expenses, (xxv) issuance of ordinary shares as a result of conversion and/or exercise of any of our convertible securities may dilute the shareholdings of current and future shareholders, (xxvi) successfully executing our acquisitions and integrating them into our business, utilizing our expanded capacity and finding new business, including successfully integrating our foundry business opportunities into TPSCo fabs; (xxvii) meeting regulatory requirements worldwide; (xxviii) ceasing the Nishiwaki fab operations in the course of restructuring our activities and business in Japan, including the sale of TowerJazz Japan (‘TJP’) assets in order to fund its liabilities, settling any potential claims from its employees, labor unions, suppliers, or other third parties amicably to avoid deviations to our estimated accruals and allowances and so that it may pay all its employee and other obligations and liabilities and any risk that may result from any legal proceeding filed by vendors, customers and/or other third parties in the course of the operations cessation, dissolution and closure of TJP; and (xxix) business interruption due to fire and other natural disasters, the security situation in Israel and other events beyond our control.

A more complete discussion of risks and uncertainties that may affect the accuracy of forward-looking statements included in this press release or which may otherwise affect our business is included under the heading "Risk Factors" in Tower’s most recent filings on Forms 20-F, F-3, F-4, S-8 and 6-K, as were filed with the Securities and Exchange Commission (the “SEC”) and the Israel Securities Authority and Jazz’s most recent filings on Forms 10-K and 10-Q, as were filed with the SEC. Future results may differ materially from those previously reported. The Company does not intend to update, and expressly disclaims any obligation to update, the information contained in this release.

#   #   #
(Financial tables follow)

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(dollars in thousands)

	December 31,	September 30,	June 30,	March 31,	December 31,
	2014	2014	2014	2014	2013
		(Unaudited)	(Unaudited)	(Unaudited)
A S S E T S

CURRENT ASSETS
Cash and designated short-term interest bearing deposits	$187,167	$195,116	$192,220	$182,831	$122,871
Trade accounts receivable	99,166	86,303	106,569	82,679	80,316
Other receivables	5,759	7,069	8,450	12,928	10,943
Inventories	87,873	85,175	83,689	94,453	64,804
Other current assets	14,119	20,650	38,305	60,279	11,480
Total current assets	394,084	394,313	429,233	433,170	290,414

LONG-TERM INVESTMENTS	11,896	13,846	14,386	14,132	14,494

PROPERTY AND EQUIPMENT, NET	419,111	447,597	485,177	483,525	350,039

INTANGIBLE ASSETS, NET	42,037	45,599	49,603	26,868	32,393

GOODWILL	7,000	7,000	7,000	7,000	7,000

OTHER ASSETS, NET	10,018	10,433	10,847	10,909	11,547

TOTAL ASSETS	$884,146	$918,788	$996,246	$975,604	$705,887

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
Short term debt	$119,999	$64,708	$97,128	$46,364	$36,441
Trade accounts payable	98,632	99,932	100,456	73,604	66,358
Deferred revenue	5,478	4,098	3,752	1,372	3,166
Employee related liabilities, including
Nishiwaki retirement allowance	59,597	58,122	80,423	80,356	25,957
Deferred tax	--	--	--	17,006	--
Other current liabilities	16,619	24,474	26,548	27,895	7,994
Total current liabilities	300,325	251,334	308,307	246,597	139,916

LONG-TERM DEBT	267,087	340,202	339,436	386,761	316,885

LONG-TERM CUSTOMERS' ADVANCES	6,272	6,389	6,572	6,924	7,187

EMPLOYEE RELATED LIABILITES	16,699	15,587	16,406	15,706	65,337

DEFERRED TAX LIABILITY	75,278	88,667	100,135	73,262	13,611

OTHER LONG-TERM LIABILITIES	22,924	36,988	33,925	39,244	21,703

Total liabilities	688,585	739,167	804,781	768,494	564,639

Non controlling interest	(9,418)	(2,090)	418	7,120	--

Shareholders’ equity attributes to the company	204,979	181,711	191,047	199,990	141,248

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$884,146	$918,788	$996,246	$975,604	$705,887

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONSOLIDATED CASH REPORT (UNAUDITED)
(dollars in thousands)

	Year	Three months
	ended	ended
	December 31,	December 31,
	2014	2014
Cash at beginning of the period	$122,871	$195,116

TowerJazz Panasonic Semiconductor Co.	57,582	--
Funds received from exercise of options and Jazz bonds issuance	19,613	5,654
Long-term loan received from JA Mitsui & Bank of Tokyo to TPSCo	85,884	--
TPSCo loan repayment to Panasonic	(85,884)	--
Investments in property, equipment and other cap-ex	(99,408)	(26,569)
Debt repayment- principal	(51,411)	(15,980)
Debt repayment- interest	(34,042)	(12,708)
Proceeds from Nishiwaki's assets sale, net of employees retirement related payments	12,583	436
Cash from other operating activities	159,379	41,218

Cash at end of the period	$187,167	$187,167

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(dollars in thousands, except per share data)

	Year ended
	December 31,
	2014	2013
	GAAP	GAAP

REVENUES	$828,008	$505,009

COST OF REVENUES	764,220	476,900

GROSS PROFIT	63,788	28,109

OPERATING COSTS AND EXPENSES

Research and development	51,841	33,064
Marketing, general and administrative	58,783	42,916
Nishiwaki Fab restructuring costs and impairment	55,500	--
Amortization related to a lease agreement early termination	--	7,464
Merger related costs	1,229	--

	167,353	83,444

OPERATING PROFIT (LOSS)	(103,565)	(55,335)

INTEREST EXPENSES, NET	(33,409)	(32,971)

OTHER NON CASH FINANCING EXPENSE, NET (a)	(55,404)	(27,838)

GAIN FROM ACQUISITION, NET	166,404	--

OTHER INCOME (EXPENSE), NET	(140)	(904)

PROFIT (LOSS) BEFORE INCOME TAX	(26,114)	(117,048)

INCOME TAX BENEFIT (EXPENSE)	24,742	9,388

PROFIT (LOSS) BEFORE NON CONTROLLING INTEREST	(1,372)	(107,660)

NON CONTROLLING INTEREST	5,635	--

NET PROFIT (LOSS)	$4,263	$(107,660)

BASIC EARNINGS (LOSS) PER ORDINARY SHARE	$0.08	$(2.72)

Weighted average number of ordinary
shares outstanding - in thousands	51,798	39,633

DILUTED EARNINGS PER ORDINARY SHARE	$0.07

Net profit used for diluted earnings per share	$4,263

Weighted average number of ordinary
shares outstanding - in thousands, used for diluted earnings per share	63,182

(a)	Other non cash financing expense, net for the year ended December 31, 2014 comprised primarily of bonds series F non-cash accretion calculated in 2012 in accordance with GAAP.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
(dollars in thousands, except per share data)

	Three months ended
	December 31,	September 30,	December 31,
	2014	2014	2013
	GAAP	GAAP	GAAP

REVENUES	$235,289	$225,994	$134,571

COST OF REVENUES	197,197	211,273	125,630

GROSS PROFIT	38,092	14,721	8,941

OPERATING COSTS AND EXPENSES

Research and development	14,378	15,858	7,989
Marketing, general and administrative	15,525	15,915	10,924
Nishiwaki Fab restructuring costs and impairment	(20,228)	--	--
Amortization related to a lease agreement early termination	--	--	1,866

	9,675	31,773	20,779

OPERATING PROFIT (LOSS)	28,417	(17,052)	(11,838)

INTEREST EXPENSES, NET	(7,817)	(8,661)	(8,223)

OTHER NON CASH FINANCING EXPENSE, NET (a)	(17,156)	(5,855)	(11,109)

OTHER INCOME (EXPENSE), NET	15	(358)	(380)

PROFIT (LOSS) BEFORE INCOME TAX	3,459	(31,926)	(31,550)

INCOME TAX BENEFIT	740	9,982	1,704

PROFIT (LOSS) BEFORE NON CONTROLLING INTEREST	4,199	(21,944)	(29,846)

NON CONTROLLING INTEREST	(3,575)	2,508	--

NET PROFIT (LOSS)	$624	$(19,436)	$(29,846)

BASIC EARNINGS (LOSS) PER ORDINARY SHARE	$0.01	$(0.37)	$(0.62)

Weighted average number of ordinary
shares outstanding - in thousands	55,647	53,158	47,866

DILUTED EARNINGS PER ORDINARY SHARE	$0.01

Net profit used for diluted earnings per share	$624

Weighted average number of ordinary
shares outstanding - in thousands, used for diluted earnings per share	66,471

(a)
Other non cash financing expense, net for the three months ended December 31, 2014 and September 30, 2014 comprised primarily of bonds series F non-cash accretion calculated in 2012 in accordance with GAAP. Other non cash financing expense, net for the three months ended September 30, 2014 includes also the $11 million one time effect of the agreement with the Israeli banks to extend the loans maturities.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
RECONCILIATION OF REPORTED GAAP TO NON-GAAP CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
(dollars in thousands, except per share data)
	Three months ended		Three months ended			Three months ended
	December 31,	September 30,	December 31,		September 30,	December 31,	September 30,
	2014	2014	2014		2014	2014	2014
	non-GAAP		Adjustments (see a, b, c, d, e below)			GAAP

REVENUES	$235,289	$225,994	$--		$--	$235,289	$225,994

COST OF REVENUES	151,105	158,178	46,092	(a)	53,095 (a)	197,197	211,273

GROSS PROFIT	84,184	67,816	(46,092)		(53,095)	38,092	14,721

OPERATING COSTS AND EXPENSES

Research and development	13,676	15,411	702	(b)	447 (b)	14,378	15,858
Marketing, general and administrative	14,623	15,012	902	(c)	903 (c)	15,525	15,915
Nishiwaki Fab restructuring costs and impairment	--	--	(20,228)		--	(20,228)	--

	28,299	30,423	(18,624)		1,350	9,675	31,773

OPERATING PROFIT (LOSS)	55,885	37,393	(27,468)		(54,445)	28,417	(17,052)

INTEREST EXPENSES, NET	(7,817)	(8,661)	--	(d)	-- (d)	(7,817)	(8,661)

OTHER NON CASH FINANCING EXPENSE, NET (*)	--	--	(17,156)		(5,855)	(17,156)	(5,855)

OTHER INCOME (EXPENSE), NET	15	(358)	--		--	15	(358)

PROFIT (LOSS) BEFORE INCOME TAX	48,083	28,374	(44,624)		(60,300)	3,459	(31,926)

INCOME TAX BENEFIT (EXPENSE)	1,410	(30)	(670	)(e)	10,012 (e)	740	9,982

PROFIT (LOSS) BEFORE NON CONTROLLING INTEREST	49,493	28,344	(45,294)		(50,288)	4,199	(21,944)

NON CONTROLLING INTEREST	(3,575)	2,508	--		--	(3,575)	2,508

NET PROFIT (LOSS)	$45,918	$30,852	$(45,294)		$(50,288)	$624	$(19,436)

NON-GAAP GROSS MARGINS	36%	30%

NON-GAAP OPERATING MARGINS	24%	17%

NON-GAAP NET MARGINS	20%	14%

BASIC EARNINGS (LOSS) PER ORDINARY SHARE	$0.83	$0.58				$0.01	$(0.37)

Weighted average number of ordinary
shares outstanding - in thousands	55,647	53,158				55,647	53,158

(a)
Includes depreciation and amortization expenses in the amounts of $46,083 and $52,863 and stock based compensation expenses in the amounts of $9 and $232 for the three months ended December 31, 2014 and September 30, 2014, respectively.

(b)
Includes depreciation and amortization expenses in the amounts of $398 and $201 and stock based compensation expenses in the amounts of $304 and $246 for the three months ended December 31, 2014 and September 30, 2014, respectively.

(c)
Includes depreciation and amortization expenses in the amounts of $213 and $203 and stock based compensation expenses in the amounts of $689 and $700 for the three months ended December 31, 2014 and September 30, 2014, respectively.

(d)	Non-GAAP interest expenses, net include only interest on an accrual basis.
(e)	Non-GAAP income tax benefit (expense) include taxes paid during the period on a cash basis.
(*)
Other non cash financing expense, net for the three months ended December 31, 2014 and September 30, 2014 comprised primarily of bonds series F non-cash accretion calculated in 2012 in accordance with GAAP. Other non cash financing expense, net for the three months ended September 30, 2014 includes also the $11 million onetime effect of the agreement with the Israeli banks to extend the loans maturities.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
RECONCILIATION OF REPORTED GAAP TO NON-GAAP CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
(dollars in thousands, except per share data)

	Three months ended		Three months ended				Three months ended
	December 31,		December 31,				December 31,
	2014	2013	2014		2013		2014	2013
	non-GAAP		Adjustments (see a, b, c, d, e, f below)				GAAP

REVENUES	$235,289	$134,571	$--		$--		$235,289	$134,571

COST OF REVENUES	151,105	88,635	46,092	(a)	36,995	(a)	197,197	125,630

GROSS PROFIT	84,184	45,936	(46,092)		(36,995)		38,092	8,941

OPERATING COSTS AND EXPENSES

Research and development	13,676	7,801	702	(b)	188	(b)	14,378	7,989
Marketing, general and administrative	14,623	10,368	902	(c)	556	(c)	15,525	10,924
Nishiwaki Fab restructuring costs and impairment	--	--	(20,228)		--		(20,228)	--
Amortization related to a lease agreement early termination	--	--	--		1,866	(d)	--	1,866

	28,299	18,169	(18,624)		2,610		9,675	20,779

OPERATING PROFIT (LOSS)	55,885	27,767	(27,468)		(39,605)		28,417	(11,838)

INTEREST EXPENSES, NET	(7,817)	(8,223)	--	(e)	--	(e)	(7,817)	(8,223)

OTHER NON CASH FINANCING EXPENSE, NET (*)	--	--	(17,156)		(11,109)		(17,156)	(11,109)

OTHER INCOME (EXPENSE), NET	15	(380)	--		--		15	(380)

PROFIT (LOSS) BEFORE INCOME TAX	48,083	19,164	(44,624)		(50,714)		3,459	(31,550)

INCOME TAX BENEFIT	1,410	--	(670	)(f)	1,704	(f)	740	1,704

PROFIT (LOSS) BEFORE NON CONTROLLING INTEREST	49,493	19,164	(45,294)		(49,010)		4,199	(29,846)

NON CONTROLLING INTEREST	(3,575)	--	--		--		(3,575)	--

NET PROFIT (LOSS)	$45,918	$19,164	$(45,294)		$(49,010)		$624	$(29,846)

BASIC EARNINGS (LOSS) PER ORDINARY SHARE	$0.83	$0.40					$0.01	$(0.62)

Weighted average number of ordinary
shares outstanding - in thousands	55,647	47,866					55,647	47,866

DILUTED EARNINGS PER ORDINARY SHARE (**)							$0.01

Net profit used for diluted earnings per share							$624
Weighted average number of ordinary
shares outstanding - in thousands, used for diluted earnings per share (**)							66,471

(a)
Includes depreciation and amortization expenses in the amounts of $46,083 and $36,747 and stock based compensation expenses in the amounts of $9 and $248 for the three months ended December 31, 2014 and December 31, 2013, respectively.

(b)
Includes depreciation and amortization expenses in the amounts of $398 and $(49) and stock based compensation expenses in the amounts of $304 and $237 for the three months ended December 31, 2014 and December 31, 2013, respectively.

(c)
Includes depreciation and amortization expenses in the amounts of $213 and $205 and stock based compensation expenses in the amounts of $689 and $351 for the three months ended December 31, 2014 and December 31, 2013, respectively.

(d)	Non cash amortization recorded in 2013 as a result of an early termination of an office building lease contract.
(e)	Non-GAAP interest expenses, net include only interest on an accrual basis.
(f)	Non-GAAP income tax expense include taxes paid during the period on a cash basis.
(*)	Other non cash financing expense, net for the three months ended December 31 ,2014 comprised primarily of bonds series F non-cash accretion calculated in 2012 in accordance with GAAP.
(**)
Weighted average number of ordinary shares used to calculate the above diluted earnings per share includes only securities that have a Dilutive Effect, as such term is defined by GAAP requirements. However, fully diluted share count as of  February 15, 2015 includes, in addition to the 65 million ordinary shares as of the same date, 4 million shares underlying capital notes, 14 million possible shares underlying notes series F (unless repayable with cash), 15 million possible shares underlying options and warrants and 6 million possible shares underlying Jazz notes due December 2018 (unless repayable with cash). The company had 65 million ordinary shares as stated above as of February 15, 2015, as compared with 58 million as of December 31, 2014, with the increase primarily attributed to bonds series F conversion to 7 million shares occurred in the market during this period.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
RECONCILIATION OF REPORTED GAAP TO NON-GAAP CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
(dollars in thousands, except per share data)

	Year ended December 31,		Year ended December 31,			Year ended December 31,
	2014	2013	2014	2013		2014	2013
	non-GAAP		Adjustments (see a, b, c, d, e, f below)			GAAP

REVENUES	$828,008	$505,009	$--	$--		$828,008	$505,009

COST OF REVENUES	569,102	341,855	195,118 (a)	135,045	(a)	764,220	476,900

GROSS PROFIT	258,906	163,154	(195,118)	(135,045)		63,788	28,109

OPERATING COSTS AND EXPENSES

Research and development	49,976	32,543	1,865 (b)	521	(b)	51,841	33,064
Marketing, general and administrative	55,057	40,483	3,726 (c)	2,433	(c)	58,783	42,916
Nishiwaki Fab restructuring costs and impairment	--	--	55,500	--		55,500	--
Amortization related to a lease agreement early termination	--	--	--	7,464	(d)	--	7,464
Merger related costs	--	--	1,229	--		1,229	--

	105,033	73,026	62,320	10,418		167,353	83,444

OPERATING PROFIT (LOSS)	153,873	90,128	(257,438)	(145,463)		(103,565)	(55,335)

INTEREST EXPENSES, NET	(33,409)	(32,971)	-- (e)	--	(e)	(33,409)	(32,971)

OTHER NON CASH FINANCING EXPENSE, NET (*)	--	--	(55,404)	(27,838)		(55,404)	(27,838)

GAIN FROM ACQUISITION, NET	--	--	166,404	--		166,404	--

OTHER EXPENSE, NET	(140)	(904)	--	--		(140)	(904)

PROFIT (LOSS) BEFORE INCOME TAX	120,324	56,253	(146,438)	(173,301)		(26,114)	(117,048)

INCOME TAX BENEFIT (EXPENSE)	1,563	(190)	23,179 (f)	9,578	(f)	24,742	9,388

PROFIT (LOSS) BEFORE NON CONTROLLING INTEREST	121,887	56,063	(123,259)	(163,723)		(1,372)	(107,660)

NON CONTROLLING INTEREST	5,635	--	--	--		5,635	--

NET PROFIT (LOSS)	$127,522	$56,063	$(123,259)	$(163,723)		$4,263	$(107,660)

BASIC EARNINGS (LOSS) PER ORDINARY SHARE	$2.46	$1.41				$0.08	$(2.72)

Weighted average number of ordinary
shares outstanding - in thousands	51,798	39,633				51,798	39,633

(a)
Includes depreciation and amortization expenses in the amounts of $194,365 and $134,448 and stock based compensation expenses in the amounts of $753 and $597 for the year ended December 31, 2014 and December 31, 2013, respectively.

(b)
Includes depreciation and amortization expenses in the amounts of $831 and $(6) and stock based compensation expenses in the amounts of $1,034 and $527 for the year ended December 31, 2014 and December 31, 2013, respectively.

(c)
Includes depreciation and amortization expenses in the amounts of $829 and $775 and stock based compensation expenses in the amounts of $2,897 and $1,658 for the year ended December 31, 2014 and December 31, 2013, respectively.

(d)	Non cash amortization recorded in 2013 as a result of an early termination of an office building lease contract.
(e)	Non-GAAP interest expenses, net include only interest on an accrual basis.
(f)	Non-GAAP income tax expense include taxes paid during the period on a cash basis.
(*)
Other non cash financing expense, net includes in 2014 - onetime non cash charges of $10 million resulted from the Jazz Notes exchange deal dated March 2014 and $40 million non cash accretion of bonds series F, calculated in 2012 in accordance with GAAP, offset by $11 million financing income from the banks'  loan contract announced October 2014; and in 2013 - financing income of $6.5 million from the banks' extension contract signed in March 2013.